Exhibit 99.1

22 July 2024

Nexxen International Ltd

("Nexxen" or the "Company")

Block Listing Six Monthly Return

Name of applicant:		Nexxen International Ltd
Name of scheme:		Taptica International Share Incentive Plan (2011) Equity Incentive Plan (2017) and the New Taptica Management Incentive Scheme and RhythmOne Plan (2019)
Period of return:	From:	13 January 2024	To:	12 July 2024
Balance of unallotted securities under scheme(s) from previous return:		178,504 ordinary shares of NIS 0.01
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		4,000,000 ordinary shares of NIS 0.01
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,278,624 ordinary shares of NIS 0.01
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,899,880 ordinary shares of NIS 0.01

Name of contact:	Sagi Niri, Chief Financial Officer
Telephone number of contact:	+972 5 238 47790

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Peter Jacob
Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Nexxen International

Nexxen International empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement, and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).